Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Announces US ATM Offering

Quebec, QC, Canada – September 15, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, is pleased to announce that pursuant to entry into an at the market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) on September 15, 2026, the Company, at its discretion, may offer and sell, from time to time, through Wainwright as sales agent, common shares of the Company (“Common Shares”) having an aggregate offering price of up to US$50,000,000.00 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering will be paid to Wainwright in connection with its services.

Sales of the Common Shares under the Prospectus will be made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Stock Market LLC (“Nasdaq”). The Common Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary as between purchasers and during the period of distribution. No Common Shares in the ATM Offering will be sold on the Canadian Securities Exchange (the “CSE”) or any other trading market in Canada.

The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Common Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) principally to fund the construction and the commissioning of additional telecommunications infrastructure sites, (ii) to fund the operating expenditures required to support its deployment programs, and (iii) for working capital and general corporate purposes.

The ATM Offering is being made in the United States pursuant to a registration statement on Form F-10
(File No. 333-298508) filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2026, as amended on Form F-10/A filed with the SEC on August 25, 2026 and declared effective on August 26, 2026 (the “Registration Statement”), the base prospectus contained in the Registration Statement (the “Base Prospectus”) and the prospectus supplement dated September 15, 2026 (“Prospectus Supplement”, together with Base Prospectus, the “Prospectus”) filed with the SEC.

You can review our SEC filings, the Registration Statement and Prospectus by accessing the SEC’s internet site at www.sec.gov or on the Company’s website at https://nuranwireless.com, through which you can access our SEC filings.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation through NuEnergy, its wholly owned subsidiary focused on owning and operating the Company’s solar, storage and hybrid power systems across its African footprint.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and applicable United States securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended, to the extent applicable. Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “should,” “targets,” “potential” and similar words.

Forward-looking statements in this news release include, without limitation, statements regarding: the volume and timing of sales under the ATM Offering and the use of proceeds from the ATM Offering.

These forward-looking statements are based on management’s current beliefs, expectations, estimates, assumptions and plans as of the date of this news release. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied. Such risks include, without limitation: the Company’s ability to obtain sufficient financing and working capital; the early-stage nature of the NuEnergy strategy; execution, integration and field-deployment risks; delays, cost increases or changes in scope; the availability and performance of energy systems and connectivity; customer demand and the ability to enter into agreements on acceptable terms; the performance of mobile network operators, technology partners, suppliers, lenders, governments and other counterparties; regulatory, permitting, political, security, currency and energy risks in African markets; supply chain and logistics risks; competition; network uptime and operational risks; the ability to complete contracted sites; capital-markets conditions; Nasdaq and other exchange-compliance risks; and general economic, market, industry and business conditions. There can be no assurance that NuEnergy will achieve its intended benefits, that third-party power sales will occur, or that any expected commercial, financing or operating benefits will be realized.

Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this news release. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 40-F and its reports furnished on Form 6-K, as applicable, and in its filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.